Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2018 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars		Three months ended			Year ended
		March 31, 2018	December 31, 2017	March 31, 2017	March 31, 2018	March 31, 2017
1	Income from operations
	a) Net Sales/income	137,686	136,690	139,875	544,871	550,402
	b) Other operating income	—	—	4,082	—	4,082
	c)Foreign exchange gains/(losses), net	557	125	745	1,488	3,777

	Total income from operations	138,243	136,815	144,702	546,359	558,261

2	Expenses
	a) Purchase of stock-in-trade	5,306	3,883	5,381	18,434	25,560
	b) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(639)	719	1,646	505	1,411
	c) Employee benefit expense	69,760	67,409	68,747	272,223	268,081
	d) Depreciation,amortisation and impairment	5,702	5,279	8,181	21,124	23,107
	e) Sub contracting/technical fees	21,144	21,543	21,244	84,437	82,747
	f) Other expenses	17,585	18,207	14,675	65,342	63,476

	Total expenses	118,858	117,040	119,874	462,065	464,382

3	Finance expenses	1,564	1,230	1,170	5,830	5,942
4	Finance and Other Income	4,803	6,159	5,753	23,999	22,419
5	Share of profits/(loss) of equity accounted investees	(3)	10	—	11	—
6	Profit before tax [1-2-3+4+5]	22,621	24,714	29,411	102,474	110,356
7	Tax expense	4,615	5,355	6,742	22,390	25,213
8	Net profit for the period [6-7]	18,006	19,359	22,669	80,084	85,143
9	Non Controlling Interest	(22)	(12)	58	3	248
10	Net profit after taxes and Non Controlling Interest [8-9]	18,028	19,371	22,611	80,081	84,895
11	Paid up equity share capital (Face value ₹ 2 per share)	9,048	9,047	4,861	9,048	4,861
12	Reserves excluding revaluation reserves and Non Controlling Interest as per balance sheet				473,888	515,443
13	EARNINGS PER SHARE (EPS) (Equity shares of par value ₹ 2/- each)
	(EPS for three months ended periods is not annualised)
	Basic (in ₹)	4.00	4.03	4.68	16.86	17.48
	Diluted (in ₹)	4.00	4.03	4.66	16.83	17.43

1.	The audited consolidated financial results of the Company for the three months and year ended March 31, 2018 have been approved by the Board of Directors of the Company at its meeting held on April 25, 2018. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results. Amounts for the previous three months and year ended March 31, 2017 were audited by B S R & Co. LLP.

2.	The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	In December 2017, National Grid filed a legal claim against the Company in U.S. District Court of the Eastern District of New York seeking damages amounting to $140 (₹ 9,124) plus additional costs related to an ERP implementation project that was completed in 2014. The Company expects to defend itself against the claim and believes that the claim will not sustain.

4.	List of subsidiaries and equity accounted investees as of March 31, 2018 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. Wipro IT Services, Inc.		USA USA USA
		HPH Holdings Corp.(A) Appirio, Inc. (A)	USA USA
		Cooper Software, Inc.	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings UK Limited			U.K.
	Wipro Information Technology Austria GmbH		Austria
		Wipro Technologies Austria GmbH	Austria
	Wipro Digital Aps		Denmark
		Designit A/S (A)	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp.zo.o		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
Nigeria
Wipro Technologies Nigeria Limited
	Wipro IT Service Ukraine LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C InfoSERVER S.A. Wipro do Brasil Technologia Ltda (A)	Peru Brazil Brazil
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh (A)	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited *			India
Appirio India Cloud Solutions Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited, 74% of the equity securities of Wipro Airport IT Services Limited. 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

(A)	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda , Digital A/s, Cellent GmbH, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies Gmbh		Germany
	New Logic Technologies SARL		France
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Munich GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Lt.d		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S Designit Peru SAC	Colombia Peru

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cellent GmbH	Frontworx Informations technologie GmbH		Austria Austria
HPH Holdings Corp.			USA
	HealthPlan Services Insurance Agency, Inc.		USA
	HealthPlan Services, Inc.		USA
Appirio, Inc.			USA
	Appirio, K.K Topcoder, Inc. Appirio Ltd		Japan USA Ireland
		Appirio GmbH Apprio Ltd (UK)	Germany U.K.
	Appirio Singapore Pte Ltd		Singapore

As of March 31, 2018, the Company held 43.7% interest in Drivestream Inc and 33.3% interest in Demin Group LLC, accounted for using the equity method.

5.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources and Utilities (ENU), Manufacturing and Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended March 31, 2018, December 31, 2017, March 31, 2017 and Year ended March 31, 2018 and March 31, 2017 is as follows:

Particulars	Three months ended			Year ended
	March 31, 2018	December 31, 2017	March 31, 2017	March 31, 2018	March 31, 2017
	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	39,013	37,766	34,911	148,062	135,967
HLS	18,575	18,463	20,456	74,177	82,242
CBU	21,029	21,209	21,204	83,762	83,417
ENU	16,768	16,426	17,515	68,427	68,883
MNT	30,870	30,050	30,657	120,272	119,175
COMM	7,864	8,432	9,278	33,710	38,756

Total of IT Services	134,119	132,346	134,021	528,410	528,440
IT Products	4,169	4,498	6,613	17,998	25,922
Reconciling Items	(45)	(29)	(14)	(49)	(183)

Total Revenue	138,243	136,815	140,620	546,359	554,179

Other operating Income
IT Services	—	—	4,082	—	4,082
IT Products	—	—	—	—	—

Total Other Operating Income	—	—	4,082	—	4,082

Segment Result
IT Services
BFSI	6,298	6,832	5,153	24,626	24,939
HLS	1,824	2,364	(11)	9,620	9,479
CBU	3,013	3,869	3,719	13,060	14,493
ENU	2,286	(1,312)	4,097	8,060	14,421
MNT	5,475	5,692	5,969	21,742	23,453
COMM	(753)	1,315	1,449	3,158	6,149
Unallocated	1,180	830	811	3,347	(951)
Other Operating Income	—	—	4,082		4,082

Total of IT Services	19,323	19,590	25,269	83,613	96,065

IT Products	48	195	(428)	362	(1,680)
Reconciling Items	14	(10)	(13)	319	(506)

Total	19,385	19,775	24,828	84,294	93,879
Finance Expense	(1,564)	(1,230)	(1,170)	(5,830)	(5,942)
Finance and Other Income	4,803	6,159	5,753	23,999	22,419
Share of profit/ (loss) of equity accounted investee	(3)	10	—	11	—

Profit before tax	22,621	24,714	29,411	102,474	110,356

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

c)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹ 557, ₹125 and ₹ 1,488 for the three months March 31, 2018, December 31, 2017 and year ended March 31, 2018, respectively (₹ 745 and ₹ 3,807 for the three months and year ended March 31, 2017, respectively), which is reported as a part of “Other income” in the statement of profit and loss

d)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense, over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)	Segment results for COMM industry vertical for three months ended March 31, 2018 and COMM and ENU industry verticals for year ended March 31, 2018 is after considering the impact of provision for impairment of receivables and deferred contract costs (Refer note 8).

g)	Net gain from sale of EcoEnergy division amounting to ₹ 4,082 is included as part of IT Services segment result for the year ended March 31, 2017.

6.	Issue of Bonus share

The bonus issue in the proportion of 1:1 i.e.1 (One) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity share held (including ADS holders) had been approved by the shareholders of the Company on June 03, 2017 through Postal Ballot /e-voting. For this purpose, June 14, 2017, was fixed as the record date. Consequently, 2,433,074,327 shares have been issued and ₹ 4,866 (representing par value of ₹ 2 per share) has been transferred from retained earnings to share capital.

7.	Buyback of equity shares:

During the current period, the Company has concluded the buyback of 343.75 million equity shares as approved by the Board of Directors on July 20, 2017. This has resulted in a total cash outflow of ₹ 110,000 million. In line with the requirement of the Companies Act 2013, an amount of ₹ 1,656 and ₹ 108,344 has been utilized from the share premium account and retained earnings respectively. Further, capital redemption reserves (included in other reserves) of ₹ 687 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buy back, share capital has reduced by ₹ 687.

8.	Consequent to insolvency of two of our customers, the Company has recognized provision of ₹ 1,437, ₹ 3,175 and ₹ 4,612 for impairment of receivables and deferred contract cost for the three months ended March 31, 2018, December 31, 2017 and year ended March 31, 2018, respectively.

9.	Consolidated Balance Sheet

	As of March 31,	As of March 31,
	2017	2018
ASSETS
Goodwill	125,796	117,584
Intangible assets	15,922	18,113
Property, plant and equipment	69,794	64,443
Derivative assets	106	41
Investments	7,103	7,668
Investment in equity accounted investee	—	1,206
Trade receivables	3,998	4,446
Deferred tax assets	3,098	6,908
Non-current tax assets	12,008	18,349
Other non-current assets	16,793	15,726

Total non-current assets	254,618	254,484

Inventories	3,915	3,370
Trade receivables	94,846	100,990
Other current assets	30,751	30,596
Unbilled revenues	45,095	42,486
Investments	292,030	249,094
Current tax assets	9,804	6,262
Derivative assets	9,747	1,232
Cash and cash equivalents	52,710	44,925

	538,898	478,955
Assets held for sale	—	27,201

Total current assets	538,898	506,156

TOTAL ASSETS	793,516	760,640

EQUITY
Share capital	4,861	9,048
Share premium	469	800
Retained earnings	490,930	453,265
Share based payment reserve	3,555	1,772
Other components of equity	20,489	18,051

Equity attributable to the equity holders of the Company	520,304	482,936
Non-controlling interest	2,391	2,410

TOTAL EQUITY	522,695	485,346

LIABILITIES
Long - term loans and borrowings	19,611	45,268
Derivative liabilities	2	7
Deferred tax liabilities	6,614	3,059
Non-current tax liabilities	9,547	9,220
Other non-current liabilities	5,500	4,230
Provisions	4	3

Total non-current liabilities	41,278	61,787

Loans, borrowings and bank overdrafts	122,801	92,991
Trade payables and accrued expenses	65,486	68,129
Unearned revenues	16,150	17,139
Current tax liabilities	8,101	9,417
Derivative liabilities	2,708	2,210
Other current liabilities	13,027	16,613
Provisions	1,270	796

	229,543	207,295
Liabilities directly associated with assets held for sale	—	6,212

Total current liabilities	229,543	213,507

TOTAL LIABILITIES	270,821	275,294

TOTAL EQUITY AND LIABILITIES	793,516	760,640

10.	Assets held for sale

During the year ended March 31, 2018, the Company has signed a definitive agreement to divest its hosted data center services business to Ensono holdings, LLC and its affiliates (Ensono Group). The sale is expected to conclude during the quarter ended June 30, 2018.

Further on April 5, 2018, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited.

These disposal groups do not constitute a major component of the Company and hence are not classified as discontinued operations.

The assets and liabilities associated with these transactions are classified as assets held for sale and liabilities directly associated with assets held for sale amounting to ₹ 27,201 and ₹ 6,212 respectively.

By order of the Board,	For, Wipro Limited

Azim H Premji
Place: Bangalore	Executive Chairman &
Date: April 25, 2018	Managing Director